Exhibit 99.5

MAVERIX ANNOUNCES SECOND QUARTER 2022 RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts are in U.S. dollars unless otherwise indicated.

August 12, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce operating and financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Revenue of $14.2 million;

•	Gold equivalent ounces (“GEOs”) sold of 7,649[1];

•	Cash flow from operating activities of $8.0 million;

•	Cash flow from operating activities, excluding changes in non-cash working capital, of $9.6 million[1];

•	Average cash cost per GEO of $236, resulting in a cash operating margin of 87% or $1,620 per ounce[1];

•	Net income of $2.8 million, or $0.02 per share;

•	Adjusted net income of $4.0 million[1], or $0.03 per share; and

•	Orla Mining Ltd. (“Orla”) declared commercial production at its Camino Rojo mine, where Maverix holds a 2% NSR royalty.

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEOs and per share amounts)	June 30, 2022	June 30, 2021
Statement of Income and Comprehensive Income
Royalty revenue	$5,623	$7,999
Sales	$8,574	$6,310
Total revenue	$14,197	$14,309
Net income	$2,755	$3,708
Basic earnings per share	$0.02	$0.03
Diluted earnings per share	$0.02	$0.03

Cash flow from operating activities	$7,983	$8,813
Dividends declared per share	$0.0125	$0.0125

Non-IFRS and Other Measures[1]
Adjusted net income	$4,038	$3,739
Adjusted basic earnings per share	$0.03	$0.03
GEOs sold	7,649	7,880
Average realized gold price per GEO	$1,856	$1,816
Average cash cost per GEO	$236	$197
Cash operating margin per GEO	$1,620	$1,619
Cash flow from operating activities, excluding changes in non-cash working capital	$9,596	$9,313

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2022, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the second quarter results please use this link: Q2 2022 Results

1 Please refer to the Non-IFRS Measures section at the end of this news release.

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Omolon Royalty Update

On July 21, 2022, Polymetal International plc (“Polymetal”) announced that production targets were achieved for the second quarter. In Q2, the Omolon mine produced approximately 43,000 ounces of gold and 100,000 ounces of silver. However, international sanctions against Russia continue to have a material impact on sales, procurement and logistics. Restrictions in the second quarter forced Polymetal to reduce shipments of gold creating a gap between sales and production. Maverix reports revenue and GEOs based on ounces sold and not produced and, therefore, recognized almost none of the approximately 1,100 attributable GEOs produced in the second quarter. Polymetal has noted that the gap between sales and production will likely be closed in the third quarter as it ramps up export sales to various Asian markets, but the exact timing is difficult to judge. Polymetal has reiterated its production guidance for the year, however, it did note a risk of underperformance given persistent lockdowns in Asia. Maverix understands that proactive contingency planning has been initiated by Polymetal to maintain business continuity in the event of adverse developments, but no assurances can be made in this regard. The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, could have negative impacts on Polymetal’s ability to continue operation of Omolon and Polymetal’s ability to make payments to the Company. Maverix continues to work with Polymetal to effect payment of royalties from Omolon in a way that does not breach any relevant sanctions. At June 30, 2022, the Company’s accounts receivable related to its Omolon royalty interest is $4.4 million.

For more information, please refer to polymetalinternational.com and see the news releases dated July 21, 2022, June 23, 2022 and April 25, 2022.

Adjusted 2022 Outlook

Given the ongoing uncertainty relating to the Omolon royalty, Maverix is excluding Omolon GEOs from its outlook for the second half of 2022. Excluding any contribution from Omolon in the second half, we expect 28,000 to 31,000 GEOs attributable for 2022, which compares to the previously announced guidance of 32,000 to 35,000 attributable GEOs1 for 2022, inclusive of GEOs attributable to the Omolon royalty.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix’s portfolio had a steady second quarter related to underlying production and we welcomed Orla’s declaration of commercial production at its Camino Rojo mine. There were also several meaningful developments at other assets within our portfolio, related to ongoing exploration efforts and mineral resource updates, some of which are described below. However, given the ongoing uncertainty relating to our Omolon royalty, we believe it is prudent to exclude Omolon GEOs from our outlook for the second half of 2022. As inflation continues to impact the operating and capital costs of mining companies, our diversified high-margin royalty and stream portfolio is well-positioned to reduce exposure to rising costs and other global supply chain issues. With the challenging equity and debt market conditions, we continue to evaluate several new opportunities to deploy our capital in a financially disciplined manner to bolster our portfolio and generate attractive rates of return for our investors.”

Asset Portfolio Updates

Camino Rojo (2% NSR)

Orla Mining Ltd. (“Orla”) declared commercial production at its Camino Rojo oxide mine effective April 1, 2022, after a successful commissioning period which included the ramp up of mining and processing to sustained throughput levels. In the second quarter, Camino Rojo had record quarterly gold production of 25,672 ounces. Camino Rojo’s processing throughput for the quarter averaged 18,245 tonnes per day, exceeding nameplate capacity of 18,000 tonnes per day.

For more information, please refer to orlamining.com and see the news release dated July 11, 2022.

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel Royalty)

On July 19, 2022, Karora Resources Inc. (“Karora”) announced the drilling of the highest grade interval to date at Beta Hunt’s Larkin Zone, 29.8 grams per tonne (“g/t”) gold over 7.8 metres, as part of its ongoing underground diamond drill program at Beta Hunt. Results from the drilling program support and extend the mineralization already defined by the current Larkin mineral resource and provide strong encouragement for potential high-grade mineralization to continue at depth. Work on the second decline at Beta Hunt continues to track on budget, and ahead of schedule, with expected completion in Q1 2023.

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On May 11, 2022, Karora announced an updated nickel measured and indicated resource estimate for Beta Hunt that showed an increase of 22% to 19,600 tonnes of nickel and an increase in the nickel inferred resource of 52% to 13,200 tonnes of nickel. The significant addition includes the Maiden 50C Trend resource comprising a measured and indicated resource of 153,000 tonnes at 2.8% nickel for 4,300 tonnes of nickel and an inferred mineral resource of 124,000 tonnes at 3.1% nickel for 3,800 tonnes of nickel. The 50C Trend is part of the Gamma Block Nickel mineral resource which is defined over 800 metres of strike with potential to extend a further 1.8 kilometres to 2.6 kilometres along strike. The updated mineral resource will be used to support a preliminary economic assessment of expanded nickel production at Beta Hunt.

For more information, please refer to karoraresources.com and see the news releases dated July 19, 2022, July 14, 2022 and May 11, 2022.

South Railroad (2% NSR)

On June 13, 2022, Orla announced the acquisition of Gold Standard Ventures Corp. (“Gold Standard”). Gold Standard’s primary asset is its high-quality, open pit, heap leach South Railroad project located in the prolific Carlin trend in Nevada. Gold Standard previously released the results of a robust feasibility study on South Railroad which outlines a 10.5 year mine life with total gold production of over one million ounces and average annual gold production of 124,000 ounces.

For more information, please refer to goldstandardv.com and see the news release dated June 13, 2022.

McCoy-Cove (1.5% + 2.0% NSR)

On July 21, 2022, i-80 Gold Corp. announced that the underground, advanced-exploration, program at the McCoy-Cove project is progressing according to plan. The Cove mine portal has been collared and more than 300 metres of the decline has been constructed. The Phase 1 program will include the construction of an initial level with multiple drill bays to provide access for upgrading resources. Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in Q4 2022 followed by a feasibility study anticipated to be completed in 2023.

For more information, please refer to i80gold.com and see the news release dated July 21, 2022.

Panton (2.0% NSR on Platinum Group Metals (“PGM”))

On June 21, 2022, Future Metals NL (“Future Metals”) announced an updated mineral resource estimate for the Panton PGM-Nickel project (“Panton”) of 5.0 million ounces of palladium, platinum and gold and 238 thousand tonnes of nickel, at a grade of 1.66 g/t palladium equivalent. The updated resource confirms the Panton deposit to be of a global scale and the second largest PGM deposit in Australia. Future Metals continues to progress the metallurgy work at Panton and are able to move towards a scoping study to make a preliminary assessment on the best path forward.

For more information, please refer to future-metals.com.au and see the news release dated June 21, 2022.

2022 Asset Handbook

Maverix has published its 2022 Asset Handbook, which provides detailed information on the Company’s diverse portfolio of 125 royalties and streams. The document is available on the Company’s website at maverixmetals.com.

Dividend

The Company is pleased to announce that its Board of Directors has approved the payment of the quarterly cash dividend of $0.0125 per common share. The dividend will be paid on or about September 15, 2022, to shareholders of record as of the close of business on August 31, 2022.

The dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

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Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 120 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at www.maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the prepaid gold interests, non-cash change in fair value of the prepaid gold interests, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams and prepaid gold interests equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the prepaid gold interests, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

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Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams, including developments in respect of the Company’s Omolon royalty interest and as well developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.

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